SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 26, 2004

    Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

October 26, 2004

By:  /s/ James F. Jones

     James F. Jones

     Corporate Secretary

2

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

"Third Quarter Net Income Increases 75%"

   99

3

October 26, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated October 26, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

    /s/  James F. Jones

James F. Jones

Corporate Secretary

Attachments

News Release
2004 THIRD QUARTER REPORT For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

THIRD QUARTER NET INCOME INCREASES 75%

Increased Production from Cheviot and Fording River Approved

CALGARY, October 25, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2004 third quarter results.  Net income was $41 million in the third quarter, up 75% from $24 million in 2003, due mainly to higher coal prices. Income from operations was $51 million during the quarter compared with $33 million during the same period last year. On a year-to-date basis, net income was $65 million including $22 million of unusual items, down from $210 million for the same period in 2003, which included $192 million of unusual items. The unusual items, which are described in more detail in the management's discussion and analysis accompanying this news release, are related to the Plan of Arrangement that occurred in 2003, new accounting practices and reduced Canadian income tax rates.  Year-to-date net income before unusual items and discontinued operations was $86 million in 2004 compared with $55 million in 2003.

"Higher sales prices for metallurgical coal improved our income from operations in the third quarter," said Jim Popowich, President of Fording Canadian Coal Trust.  "The continuing strong demand for high quality coking coal also provided an opportunity to increase our production capacity.  Approval of capacity additions at Fording River and at Cardinal River's Cheviot Creek pit will increase production from the Partnership's current level of approximately 25 million tonnes to about 28 million tonnes per year.  This will allow us to tap into the upside of the current robust market."

Jim Popowich continued: "Results of this quarter were, however, offset somewhat by higher costs incurred during our planned maintenance shutdowns.  In addition, we ran the mining operations to the extent possible during these shutdowns to accelerate future coal release resulting in higher costs.  We fully expect to meet our sales target of about 25 million tonnes for Elk Valley Coal in 2004, delivering strong operating results for the Trust this year and into 2005."

Key Developments:

  All licenses and approvals have been received for the development of the Cheviot Creek pit at the Cardinal River operations and initial coal production is expected in November. The Partners of Elk Valley Coal have approved additional spending for mine, plant and equipment that will enable production from the Cheviot Creek pit to be increased from 1.4 to 2.8 million tonnes per year. Our share of the additional capital expenditures is $42 million. It is anticipated that the full annual production rate will be achieved in the third quarter of 2005.

  Fording River has been granted the approval to spend $30 million to expand the operation's full productive capacity by about 1 million tonnes to 10.5 million tonnes annually, with full capacity expected to be achieved near the end of the second quarter of 2005.

Fording Canadian Coal Trust	- 1 -	2004 Third Quarter Report

  The Federal Government has announced a number of proposals in 2004 that affect the manner in which certain types of distributions from an income trust are taxed and that limit investment in those vehicles by certain classes of investors.  These proposals are discussed in detail in Management's Discussion and Analysis under the heading "Pending and Proposed Tax Legislation".

Financial Highlights for the Third Quarter:

  Revenues were $288 million, up 11% on the strength of higher coal sales prices, partially offset by a higher Canadian dollar.

  Cost of coal sold increased 8% to $109 million from $101 million, mainly due to higher costs for maintenance. These costs are expected to return to more normal levels in the fourth quarter.

  Transportation and other costs rose 4% to $100 million from $96 million since the previous year largely on higher rail and port costs.

  Cash available for distribution for the third quarter was $51 million, or $1.04 per unit. The distribution declared for the quarter totalled $54 million, or $1.10 per unit.

__________________________________

CONFERENCE CALL AND WEBCAST

A conference call to discuss these results will be held Tuesday, October 26, 2004 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4860 or 416-640-3002 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust's website www.fording.ca.

For further information contact:

Susan J. Soprovich,

Director, Investor Relations

Ph: (403) 260-9834

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust	- 2 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

This management's discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the quarter ended September 30, 2004, management's discussion and analysis and consolidated financial statements for the year ended December 31, 2003 contained in our Annual Report for 2003 and other public disclosure documents of the Fording Canadian Coal Trust (the Trust) and Fording Inc., being the former public company existing prior to the formation of the Trust (Old Fording).

Important Information Regarding Comparative Financial Statements

Readers are cautioned that certain information included in the consolidated financial statements for prior periods may not be directly comparable because of the Plan of Arrangement,  the reduction of the Trust's interest in Elk Valley Coal effective April 1, 2004 and three accounting changes.  These items, which are described below, resulted in a number of unusual items being included in income in 2003 and 2004.

Plan of Arrangement

Fording Canadian Coal Trust was established as part of a Plan of Arrangement (Arrangement) that became effective February 28, 2003. For accounting purposes, the Trust is a continuation of Old Fording. The financial statements for the prior year reflect the results of operations and cash flows of Old Fording for the period from January 1, 2003 to the formation of the Trust on February 28, 2003 and the results of the Trust and its operating subsidiary companies thereafter.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal) by combining the metallurgical coal mining operations and assets formerly owned by Fording Inc. (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver).

Our financial results and financial position include our metallurgical coal segment through our interest in Elk Valley Coal following its formation and prior to that the metallurgical coal operations of Old Fording; our industrial minerals segment, which has mining and processing operations in the United States and Mexico; and our corporate segment encompassing general and administration expenses not allocated to the other two operating segments.

Since formation, the metallurgical coal operations have included our interest in Elk Valley Coal, which operates six open-pit mines in British Columbia and Alberta. Prior to this date, the metallurgical coal operations included 100% of the results of the three Old Fording mines.

The financial results and other information presented in this report reflect our ultimate 60% interest in Elk Valley Coal commencing with the second quarter of 2004; our 65% interest from February 28, 2003 to March 31, 2004 and, prior to that, Old Fording, unless stated otherwise. Because of the change in metallurgical coal assets and the reduction in our interest, third quarter and year-to-date results for 2004 may not be directly comparable to prior periods.

Reduction of Interest in Elk Valley Coal

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco's interest to 40%.

Fording Canadian Coal Trust	- 3 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

The Trust and Teck Cominco considered the report of the independent expert and agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust's distribution entitlement will reduce to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco's entitlements will increase correspondingly over the same period.

We recorded a $38 million non-cash charge to earnings for the second quarter, reflecting the entire 5% reduction in our interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the period ending March 31, 2006.

Accounting Changes

We adopted three new accounting practices in the first quarter of 2004 related to asset retirement obligations, the reclassification of certain sales transactions and the inclusion of depreciation, depletion and amortization in the carrying value of inventory. These new practices are described in more detail in note 2 to the consolidated financial statements.

Non-GAAP Financial Measures

This management's discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution and net income before unusual items and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

Caution on Forward-Looking Information

Certain information included in this quarterly earnings report is forward-looking and relates to future events or future results. Actual results are likely to differ, and may differ materially, from those expressed or implied in the forward-looking information. For a discussion of some of the risks, uncertainties and other factors that may affect our future events or results refer to our public filings with the securities regulatory authorities in Canada (www.sedar.com) and the United States (www.sec.gov). Information in this quarterly earnings report is presented as of October 25, 2004 and is subject to change after that date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

__________________________________________

Fording Canadian Coal Trust	- 4 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

Key Statistics

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.  More detailed information and discussion of our results by business segment is provided in management's discussion and analysis accompanying this news release.

Three months ended			Nine months ended
(millions of Canadian dollars	September 30		September 30
except per unit amounts)	2004	2003	2004	2003

Revenue	$287.7	$258.8	$842.2	$732.7
Income from operations	$50.9	$32.9	$113.2	$85.9
Net income	$41.3	$23.6	$64.6	$210.3
Income before unusual items and
discontinued operations	$41.3	$23.6	$86.2	$54.9

Basic and diluted earnings per unit:
Net income	$0.84	$0.50	$1.34	$4.44
Net income before unusual items and
discontinued operations	$0.84	$0.50	$1.79	$1.16

Metallurgical Coal Statistics:
Coal sales (million tonnes)	3.6	3.7	11.3	10.5
Average sales price
U.S.$/tonne	$54.80	$44.80	$50.40	$44.30
CDN$/tonne	$77.00	$66.20	$71.10	$65.50

Operating expenses
Cost of product sold, coal (CDN$/tonne)	$30.30	$27.10	$28.20	$28.40
Transportation and other (CDN$/tonne)	$27.80	$25.80	$28.00	$25.00

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	18	18	61	56
Average salesprice (U.S.$/tonne)	$429	$421	$435	$427

Overview

Distributions

Cash distributions to unitholders are at the discretion of the Board of Trustees and can fluctuate depending on available cash distributed to the Trust by Fording Inc., which is generated from cash flow from operations. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for the quarter and takes into account other considerations such as variations in levels of quarterly operating and capital activities, our changing interest in Elk Valley Coal and amounts paid in prior periods that were greater or less than the actual available cash for those prior periods and other financial or legal requirements.

Cash available for distribution in the third quarter of 2004 generally reflects higher sales prices and earnings from our metallurgical coal operations. Distributions declared in the third quarter were $1.10 per unit, comprised of $1.04 per unit of cash available for distribution and the remainder from cash expected to be available over the balance of 2004.

Fording Canadian Coal Trust	- 5 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

			Nine months	February 28
Three months ended			ended	2003 to
(millions of Canadian dollars	September 30		September 30	September 30
except per unit amounts)	2004	2003	2004	2003*

Cash available for distribution	$50.8	$34.7	$120.4	$77.9
Distributions declared	$53.9	$46.9	$149.9	$163.4

Weighted average number of units
outstanding (in millions)	49.0	46.8	48.3	47.4

Per unit amounts:
Cash available for distribution	$1.04	$0.74	$2.47	$1.66
Distributions declared	$1.10	$1.00	$3.10	$3.49

* The period from the formation of the Trust to September 30, 2003.

For 2004 year-to-date, distributions include $18 million of available cash carried over from 2003 as well as $11 million borrowed from future periods. In 2003, year-to-date distributions were for a seven-month period and included special distributions of $70 million resulting from the Arrangement plus a $15 million benefit from a one-time inventory reduction.

Income and Earnings

Higher sales prices for metallurgical coal were the main reason for the improvement in income from operations in 2004. Income from operations increased 55% to $51 million in the third quarter and 32% to $113 for the first nine months of 2004 as compared to the previous year.

Net income in 2003 included significant, one-time gains associated with the Arrangement completed in February of that year. Unusual items had a pronounced effect on the comparability of our year-to-date results between 2004 and 2003. Net income before unusual items and discontinued operations is summarized in the following table.

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Net income per financial statements	$41.3	$23.6	$64.6	$210.3

Add (deduct), net of applicable taxes:
Loss on reduction of interest in Elk Valley Coal	-	-	28.1	-
Benefit of change in inventory valuation	-	-	(6.5)	-
Benefit of tax rate changes			-	-
Benefit of tax rate changes	-	-	-	(24.3)
Net income from discontinued operations	-	-	-	(78.7)
Gain on sale of interest in Elk Valley Coal	-	-	-	(70.7)
Reorganization costs	-	-	-	18.3

Net income before unusual items
and discontinued operations	$41.3	$23.6	$86.2	$54.9

Fording Canadian Coal Trust	- 6 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

INCOME FROM OPERATIONS

Metallurgical Coal

	Three months ended			Nine months ended
(millions of Canadian dollars	September 30		September 30
except per tonne amounts)	2004	2003	2004	2003

Metallurgical Coal Statistics

Coal production (millions of tonnes)	3.4	3.1	11.3	10.5
Coal sales (millions of tonnes)	3.6	3.7	11.3	10.5

Average sales price
U.S.$/tonne	$54.80	$44.80	$50.40	$44.30
CDN$/tonne	$77.00	$66.20	$71.10	$65.50

Operating expenses
Cost of product sold (CDN$/tonne)	$30.30	$27.10	$28.20	$28.40
Transportation and other (CDN$/tonne)	$27.80	$25.80	$28.00	$25.00

Income from operations

Revenue	$276.3	$247.6	$804.3	$696.0
Cost of product sold	108.7	100.8	319.3	298.0
Transportation and other	99.7	95.9	316.4	262.9
Selling, general and administration	3.0	3.8	13.7	9.5
Depreciation and depletion	12.9	11.9	40.6	37.4

Income from operations	$52.0	$35.2	$114.3	$88.2

Third quarter and year-to-date revenues benefited from higher prices from the 2004 coal year, offset slightly by a higher effective U.S./Canadian dollar exchange rate. Income from metallurgical coal operations increased 48% in the third quarter to $52 million due primarily to a 22% increase in the average U.S. dollar sales price, offset by higher operating expenses.  We expect our coal prices to average $72 per tonne (U.S.$51 per tonne) for 2004 as certain non-coal year contracts start to pick up higher prices.

Unit cost of product sold increased by 12% in the third quarter as compared to 2003 largely due to higher maintenance costs incurred during planned shutdowns and higher costs for consumables such as diesel fuel.  Additional waste moved in anticipation of ramping up production also contributed to this rise in costs.

The mines achieved higher productivity levels in both the third quarter and nine months ended September 30, 2004, moving 15% more waste and raw coal in the quarter as compared to the previous year. The mines continued to operate at high capacity during the normal shutdown months to meet sales commitments.

Year-to-date, total cost of product sold is up 7% from last year, partially due to higher sales volumes this year, with the increases in productivity  offset somewhat by higher underlying costs.   Cost of product sold is expected to be $28 per tonne in 2004, up $2 per tonne from previous expectations. This is due to a number of factors including: higher maintenance costs incurred during planned shutdowns, higher costs for consumables such as diesel fuel, and a decision to mine overburden during shutdowns to accelerate future coal release.

Transportation and other costs include the cost of rail service, port charges, ocean freight costs where we are responsible for the expense, and other costs such as coal testing fees and demurrage charges for vessel waiting times. These costs were $100 million in the third quarter, up 4% over the same period last year. Higher port costs and a contingency provision for disputed rail rates contributed to the increase year over year. For the first nine months of 2004, transportation and other costs rose 20% over last year in part due to higher sales volumes and rail and port rates.  An additional contribution to the year-to-date increase was demurrage charges of $18 million, of which $2 million was incurred in the third quarter.

Fording Canadian Coal Trust	- 7 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

Selling, general and administration costs include costs incurred by the marketing group, commissions on sales and certain corporate costs not allocated to the mine operations. Year-to-date, selling, general and administration costs include $8 million due to a charge for severance benefits pursuant to change in control agreements with certain former senior executives.

Coal Production Increases

Development of the first phase of the Cheviot Creek pit at the Cardinal River operations continues, on schedule and on budget. All licenses and approvals have been received, and initial coal production is expected in November. In response to robust markets for high quality coking coal, the partners of Elk Valley Coal approved additional capital spending for mine, plant and equipment expenditures. Our share of the additional capital expenditures is $42 million. .  This additional equipment will enable production from the Cheviot Creek pit to be increased from 1.4 to 2.8 million tonnes annually with the Trust's share being 1.7 million tonnes. It is anticipated that the full annual production rate will be achieved in the third quarter of 2005.

The Fording River operations received approval to expand the operation's capacity to 10.5 million tonnes of coal per year, of which our share of the cost will be approximately $18 million. With plant expansion underway, further work will be focused on increasing the capacity of the mine to bring the incremental coal to production near the end of the second quarter of 2005.

The Trust is expected to spend $90 million on these two projects over two years, of which approximately $49 million will be in 2004 and the balance in 2005.  The Trust's expenditures are expected to be financed with debt and accordingly, are not expected to have an impact on distributions to unitholders until such time that the debt is repaid.

With development and additional sustaining capital, our capital expenditures for the year will be approximately $30 million for sustaining and $49 million for expansion. Capital expenditures in the fourth quarter are expected to be approximately $34 million.

Industrial Minerals

Three months ended			Nine months ended
(millions of Canadian dollars	September 30		September 30
except as noted)	2004	2003	2004	2003

Statistics - Wollastonite

Sales (thousands of tonnes)	18	18	61	56
Average sales price (U.S.$/tonne)	$429	$421	$435	$427

Income from operations

Revenue	$11.4	$11.2	$37.9	$36.7
Cost of product sold	6.0	6.9	19.6	20.1
Transportation and other	1.6	1.5	5.1	4.8
Selling, general and administration	1.4	1.5	3.8	4.6
Depreciation and depletion	1.4	1.4	4.0	4.4

Income from operations	$1.0	$(0.1)	$5.4	$2.8

Fording Canadian Coal Trust	- 8 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

Industrial minerals operations continue to show improved results over the year. Income from operations increased to $1 million for the third quarter of 2004 and rose $2 million to $5 million for the year-to-date. Increased sales volumes from an improving economy and new product development, lower cost of product sold and higher U.S. dollar selling prices were the main contributing factors, partially offset by a stronger Canadian versus U.S. dollar compared to the same periods last year.

OTHER INCOME AND EXPENSES AND DISCONTINUED OPERATIONS

Interest expense decreased to $3 million from $5 million in the third quarter of last year. The decrease is mainly due to a $99 million reduction in debt from the proceeds of our equity issue in April.

Other income and expense includes interest and investment income as well as other miscellaneous income and expenses. Year-to-date, a change in accounting practices adopted in 2004 resulted in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

The loss on corporate reorganization in 2004 relates to the loss on the reduction of the Trust's interest in Elk Valley Coal arising from the agreement on synergies and resulting change in ownership, reducing the Trust's share to 60%. The Arrangement that created the Trust on February 28, 2003 generated a net gain of $49 million in the first half of 2003 after reorganization costs of $22 million. The Arrangement also resulted in the sale of the Prairie assets of Fording Inc. This sale resulted in a $132 million gain, before taxes of $56 million. The Prairie assets were classified as discontinued operations.

Income tax expense

Current income taxes consist primarily of British Columbia mineral taxes and Alberta Crown royalties on the cash flows of the metallurgical coal operations and, to a lesser extent, income tax related to the industrial minerals operations. Provincial mineral taxes and Crown royalties increased in 2004 due to increased cash flows from the metallurgical coal operations.

In 2003, year-to-date income taxes were impacted by the following: in the second quarter, future income taxes were reduced by $24 million to reflect lower federal tax rates; and the first quarter included income taxes associated with the two-month period prior to the conversion of Old Fording into the Trust.

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Current income taxes:
Canadian income taxes	$0.3	$-	$2.1	$5.7
Provincial mineral taxes and Crown royalties	4.6	4.9	11.7	9.7
Foreign income taxes	1.4	0.3	3.5	1.8
	6.3	5.2	17.3	17.2
Future income taxes arising from tax rate changes	-	-	-	-
Future income tax (recovery)	0.3	(0.4)	(2.9)	(18.6)

Total income taxes	$6.6	$4.8	$14.4	$(1.4)

Fording Canadian Coal Trust	- 9 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

LIQUIDITY AND CAPITAL RESOURCES

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Summary of Cash Flows

Operating activities	$81.9	$56.0	$167.6	$103.6
Investing activites	(21.9)	(3.3)	(36.6)	330.0
Financing activities, excluding distributions	2.6	(1.8)	7.1	(277.0)

Increase in cash before distributions	62.6	50.9	138.1	156.6

Distributions to unitholders	(49.0)	(69.8)	(142.9)	(116.6)

Increase (decrease) in cash	13.6	(18.9)	(4.8)	40.0

Cash - beginning of period	38.5	65.9	56.9	7.0

Cash - end of period	$52.1	$47.0	$52.1	$47.0

At the end of the third quarter of 2004, we held cash and cash equivalents of $52 million and had $192 million of revolving bank credit facilities. There are no borrowings under these facilities; however $43 million was used to support letters of credit and letters of guarantee at September 30, 2004.

Cash flows from operating activities are largely influenced by the results of our metallurgical coal operations. Cash flows from operating activities before working capital changes were $55 million for the third quarter of 2004, up $17 million from the prior year on the strength of the improved results from metallurgical coal operations. Changes in non-cash working capital increased $10 million during the third quarter of 2004, which reflects variations in items such as accounts receivable, inventories and accounts payable. Year-to-date, cash flow from operating activities was $168 million, up significantly from the prior year due to higher coal sales volumes and prices, offset to some degree by higher operating costs. In 2003, certain transactions under the Arrangement did not affect cash flow from operating activities, and better results from the metallurgical coal operations in 2003 were offset by reorganization costs and an increase in working capital.

Investing activities during the third quarter included capital expenditures of $23 million, of which approximately $5 million were sustaining and the balance was for development of the Cheviot Creek pit at Cardinal River operations. Additions to capital assets in 2004 are up significantly from the $2.8 million spent in the third quarter of 2003, reflecting timing differences and a deferral of some capital projects last year following the Arrangement as well as a return to more normal expenditure levels. Sustaining capital expenditures in the third quarter of 2004 included work at the Fording River operations to improve the efficiency of the preparation plant as well as for development of a new pit.

The major financing activity during the third quarter was payment of distributions of $54 million. For the year, the major financing activities were the payment of distributions and the units offering that raised net proceeds of $99 million, which were used to repay bank debt. The financing activities in 2003 were mainly related to the Plan of Arrangement and the payment of distributions to unitholders.

At September 30, 2004, our long-term debt amounted to $208 million, including $53 million classified as a current liability. Terms of the long-term bank debt require $51 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006. Adequate credit facilities are in place to fund working capital, the capital spending requirements for the expansion of production at the Cheviot Creek pit at the Cardinal River operations and at the Fording River operations and other requirements. We anticipate that we have the ability to generate sufficient funds from operating and financing activities, in the short term and the long term, to maintain our productive capacity and to fund planned growth and development activities.

Fording Canadian Coal Trust	- 10 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

OUTLOOK

Cash Available for Distribution

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements. Our expectation with respect to these variables is largely unchanged from that communicated in our last quarterly report, except for the impact of the items noted below.

Coal Markets

Hard coking coal markets remain very tight due to the increased demand by the steel industry. This has been led by several factors including: growth in demand for steel in China, which has allowed steel producers around the globe to maximize production; growth in demand for hard coking coal in most markets as steel mills seek to produce better quality coke; and new coke-making installations, primarily in India. The undersupply of high quality coking coal has forced integrated steel mills and coke producers in all of our markets to purchase lower quality coal at high spot prices to meet minimum requirements. Even then, consumers are unable to secure coking coal in quantities that allow them to operate at desired levels, leading to a curtailment of steel production, especially in China and India. While coal producers are identifying possible capacity expansions, it will take time to bring these projects to production and return the metallurgical coal market to balance.

Our coal is fully contracted for the 2004 coal year, with more than 95% of volumes contracted under evergreen or long-term agreements. These contracts typically provide for the sale of a fixed volume each year, while prices are negotiated annually. We are now approaching the normal time for preliminary discussions regarding 2005 coal year contracts. While it is too soon to project final pricing, we are confident that the present market demand for metallurgical coal will lead to a significantly higher average settlement price for the 2005 coal year than in 2004.

Fording believes that the current undersupply will continue through 2005, maintaining the current strong market. Based on the ongoing undersupply situation, the Trust is progressing with initiatives such as at the Cardinal River operations and incremental growth opportunities at existing mines to increase annual production by five million tonnes over the next three to five years.

Rail Service

Coal mines in North America are operating at capacity, and the rail systems are being pressed to meet the requirements of the coal producers. Going forward, our ability to substantially increase coal sales out of the Elk Valley may require additional rail capacity.

Elk Valley Coal is in a contract dispute with Canadian Pacific Railway (CPR), its primary rail service provider, over the freight rates relating to the shipment of coal from our Elk Valley mines to the ports in Vancouver. In July, CPR filed a statement of claim against Elk Valley Coal in the Alberta courts relating to the dispute and claiming damages of $14 million to June 30, 2004. In October, Elk Valley Coal submitted the matter of the rates charged to the Elkview mine by CPR to the Canadian Transportation Agency for final offer arbitration. CPR opposes final offer arbitration claiming the disputed contract governs rail rates charged to the Elkview mine.

The dispute has not and is not expected to adversely affect the shipment of coal from the mines. We continue to accrue a provision in an amount sufficient to mitigate the estimated negative impact to financial results that would occur from an unfavourable decision in the contract dispute.  However, an unfavourable decision could result in a material increase in future rail rates, which could have a material adverse effect on cash available for distribution to unitholders until the stated expiry date of the disputed contract in March 2007.

Fording Canadian Coal Trust	- 11 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

Mine Collective Agreements

Collective agreements at three of Elk Valley Coal's mines will expire prior to the end of 2005. The collective agreement at the Coal Mountain operations expires on December 31, 2004, and those at Line Creek and Elkview operations expire at the end of May and October 2005, respectively.

Cardinal River Operations

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at Elk Valley Coal's Cardinal River operations. However, a group of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the Cheviot project, which is expected to be heard in early 2005.  In addition, two individuals are appealing approvals issued by Alberta Environment in connection with the project.

The Trust continues to monitor progress on these legal issues, and believes that the potential outcomes from these proceedings do not represent a material risk to the ongoing mining at the Cardinal River operations. However, negative decisions related to these legal issues could impact future operations at Cardinal River.

Foreign Exchange Hedging

We use foreign exchange forward contracts to help manage our cash flows with respect to our foreign currency exposure. Limits have been established to allow hedges of up to 100% of our estimated U.S. dollar exposure within the next 24 months and thereafter up to 50%, 30% and 15%, respectively, of expected U.S. dollar exposure during each of the next three 12-month periods. During the third quarter, we did not enter into any additional contracts. Our outstanding foreign currency hedges are disclosed in note 6 to the financial statements.

Income Tax

Our current income taxes consist primarily of British Columbia mineral taxes and Alberta Crown royalties on the cash flows of the metallurgical coal operations and, to a lesser extent, income tax related to the industrial minerals operations. Provincial mineral taxes and Crown royalties increased in 2004 due to increased cash flows from the metallurgical coal operations.

We have lower income taxes due to our structure as a trust than as a common share corporation. If Fording Inc., through Elk Valley Coal, continues to benefit from the sale of higher coal volumes and strengthening metallurgical coal prices, it may become taxable at some point in the future. Fording's taxable position is dependant upon its ability to shelter income with interest incurred on the subordinated notes owing to the Trust, as well as any existing tax loss carry forwards and available tax pools. Subject to the realization of increased coal prices and sales volumes, Fording Inc. may utilize the last of its current available loss carry forwards in 2006, incurring some current tax liability.  Should price and volumes continue to remain high thereafter, subsequent years' current income taxes may become more significant.

Sensitivities

The table that follows outlines the approximate sensitivity in the last quarter of 2004 of cash available for distribution per unit based on changes in certain key variables. These sensitivities are calculated before any cash reserve and include our 62% distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Fording Canadian Coal Trust	- 12 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

Variable	Change +/-	Cents/unit

Cost of coal product sold	CDN$1.00/tonne	8
Price of coal, net of impact on transportation and other costs	U.S.$1.00/tonne	6
Elk Valley Coal's sales	1 million tonnes	20
U.S./Canadian dollar exchange rate	U.S. 1 cent	1
Sustaining capital expenditures of the Trust	CDN$1 million	2

NUMBER OF UNITS OUTSTANDING

There were approximately 49 million trust units outstanding on September 30 and October 25, 2004.

PENDING AND PROPOSED TAX LEGISLATION

The Federal Government has announced a number of proposals in 2004 that affect the manner in which certain types of distributions from an income trust are taxed and that limit investment in those vehicles by certain classes of investors.  These proposals are summarized below and unitholders are encouraged to consult their own tax advisors regarding the application of the proposals to their particular circumstances.

March 23, 2004 Budget

Limits on Investments by Designated Taxpayers

One of the initiatives proposed in the budget would have the effect of limiting the level of investment in business trusts, such as the Trust, by certain designated taxpayers, including registered pension plans, pension corporations and various tax-exempt pension investment corporations, through the imposition of a special tax on trust units held by such taxpayers.  Following the announcement of these initiatives, various affected taxpayers made submissions to the Department of Finance regarding the prejudice such proposals would cause in the event they became effective.  We understand that the Minister of Finance is considering these proposals further and to date there has been no announcement as to when or on what terms they will become effective.

Withholding on Distributions to Non-Residents

The budget contained further proposals impacting distributions made by an income trust to unitholders not resident in Canada ("Non-Residents") for the purposes of the Income Tax Act (Canada) (the "Tax Act").  Generally, these proposals contemplate that certain types of distributions, that may otherwise not have been subject to Canadian tax, made by an income trust to Non-Residents will be subject to withholding under the Tax Act at a rate of 25% (unless reduced by an applicable tax treaty) or at a rate of 15% depending on the source of the funds.

September 16, 2004 Amendments

On September 16, 2004, the Federal Department of Finance released proposed amendments to Subsection 132(7) of the Tax Act.  Subsection 132(7) of the Tax Act is the provision that effectively restricts the level of Non-Resident ownership of units of an income trust by prescribing circumstances, tied to the level of Non-Resident ownership, in which an income trust would lose its status as a mutual fund trust for purposes of the Tax Act.

Fording Canadian Coal Trust	- 13 -	2004 Third Quarter Report

Management's Discussion and Analysis	October 25, 2004

As presently constituted, Subsection 132(7) provides that an income trust, in order to retain its status as a mutual fund trust for purposes of the Tax Act, must not be established or maintained primarily for the benefit of Non-Residents.  Although this test has generally been interpreted as meaning that an income trust cannot have more than 49% of its outstanding units owned by Non-Residents, the test was generally perceived as providing some measure of flexibility in that a trust that found itself to have exceeded the 49% threshold would have some period of time to bring itself back into compliance before its mutual fund trust status was lost.

The amendments to Subsection 132(7) proposed by the Department of Finance on September 16 would replace the current test with a bright line test that would require that the fair market value of units of an income trust held by Non-Residents could not exceed 49% of the fair market value of all of the trust's outstanding units (the "fair market value test").  Further, the proposed amendments do not provide any form of cure period such that mutual fund trust status would be lost by an income trust on the first instance that the fair market value test was exceeded.  The Department of Finance has announced that these rules, if enacted, will become effective for business trusts on January 1, 2005.

Actions Being Taken to Retain the Trust's Mutual Fund Status

The Trustees believe that the Trust is presently in full compliance with the existing test and would comply with the fair market value test in the event that it was to come into force.  Based on the best available information, the Trustees estimate that approximately 56% of the units are held by residents of Canada with the remaining 44% held by Non-Residents. In addition, the Trustees have instructed management and the Trust's outside advisors to consider appropriate options and responses for dealing with Non-Resident ownership including studying procedures to ensure compliance with the fair market value test.

A major obstacle to compliance with the proposed amendments to Subsection 132(7) is that it is extremely difficult, if not impossible, to trace the identity or residency of the beneficial holders of publicly traded securities due to the fact that the majority of such securities are held through intermediaries.  From time to time, the Trust requests its transfer agent to report on the level of Non-Resident ownership, however, such reports represent, at best, reasonable estimates and are always retrospective in nature. The limitations on Non-Resident ownership reporting are manageable under the current rules as the Trust believes it would have a period of time in which to implement remedial measures before mutual fund trust status was lost.  However, under the proposed fair market value test, there is no cure or remedial period and as such, the Trustees would not know that mutual fund status had been lost until such time as it was too late to take remedial action.

One of the options under consideration to try to control the level of Non-Resident ownership under a fair market test is the implementation of a mandatory registration system. The implementation of such a system would require Non-Residents to obtain a reservation number from the Trust's transfer agent prior to purchasing units and hold their units in certificated form. Such reservation numbers would not be issued in the event that the proposed purchase would cause the Trust to exceed a certain level of Non-Resident ownership. One of the consequences of implementing a mandatory registration system is that the units would have to de-list from the New York Stock Exchange; however, the Trustees believe that Non-Residents would be able to continue to trade their units through the Toronto Stock Exchange.

Another option is for the Trustees to require Non-Resident unitholders to sell their units if they are not able to provide satisfactory evidence regarding their residency. However, implementation of this option is problematic because the majority of unitholders hold their units through intermediaries.

In addition to studying various options for compliance with the proposed Non-Resident restrictions, the Trust, together with other participants in the trust sector, are participating in a focused lobbying effort aimed at ensuring that unitholders of publicly held income trusts are not unnecessarily prejudiced by the Non-Resident ownership rules.  These efforts include working with the Canadian Association of Income Funds to prepare submissions to relevant government officials, both elected and non-elected, on behalf of the income trust sector as a whole as well as preparing submissions specific to the Trust.

Fording Canadian Coal Trust	- 14 -	2004 Third Quarter Report

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
Three months ended			Nine months ended
(millions of Canadian dollars,	September 30		September 30
except per unit amounts)	2004	2003	2004	2003

Revenues	$287.7	$258.8	$842.2	$732.7

Expenses
Cost of products sold	114.7	107.7	338.9	318.1
Transportation and other	101.3	97.4	321.5	267.7
Selling, general and administration	5.8	6.8	22.0	17.3
Depreciation and depletion	15.0	14.0	46.6	43.7

	236.8	225.9	729.0	646.8

Income from operations	50.9	32.9	113.2	85.9

Other income (expense)
Interest expense	(2.9)	(4.8)	(10.4)	(11.1)
Other, net (note 3)	(0.1)	0.3	13.7	6.7
Gain (loss) on corporate reorganization (note 4)	-	-	(37.5)	48.7

Income before taxes and
discontinued operations	47.9	28.4	79.0	130.2

Income tax expense (recovery)	6.6	4.8	14.4	(1.4)

Income before discontinued operations	41.3	23.6	64.6	131.6

Discontinued operations (note 4)	-	-	-	78.7

Net income	$41.3	$23.6	$64.6	$210.3

Weighted average number of units
outstanding (in millions) (note 8)	49.0	46.8	48.3	47.4

Basic and diluted earnings per unit (note 8)
Before discontinued operations	$0.84	$0.50	$1.34	$2.78
Net income	$0.84	$0.50	$1.34	$4.44

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Balance - beginning of period	$213.7	$136.3	$190.4	$291.8

Net income for the period	41.3	23.6	64.6	210.3
Adjustment for adoption of new accounting
standard for asset retirement obligations (note 2)	-	-	-	8.8
Repurchase of capital stock	-	-	-	(351.0)

Balance - end of period	$255.0	$159.9	$255.0	$159.9

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 15 -	2004 Third Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Operating activities
Net Income	$41.3	$23.6	$64.6	$210.3
Items not using (providing) cash:
Loss on reduction of interest in Elk Valley Coal	-	-	35.1	-
Depreciation and depletion	13.2	14.0	44.6	45.0
Provision for asset retirement obligations, net	0.8	0.7	2.7	2.4
Future income taxes	0.3	(0.4)	(2.9)	37.6
Income from change in inventory valuation (note 2)	-	-	(10.8)	-
Loss (gain) on disposal of assets	-	-	0.1	(203.0)
Other items, net	(0.9)	0.2	(0.8)	1.7

	54.7	38.1	132.6	94.0

Decrease in non-cash working capital	27.2	17.9	35.0	9.6

Cash from operating activities	81.9	56.0	167.6	103.6

Investing activities
Additions to capital assets	(22.7)	(2.8)	(46.1)	(13.7)
Proceeds on disposal of assets	0.1	-	0.6	362.7
Cash payment for Luscar assets	-	-	-	(12.3)
Other investing activities, net	0.7	(0.5)	8.9	(6.7)

Cash from (used in) investing activities	(21.9)	(3.3)	(36.6)	330.0

Financing activities
Increase (decrease) in long-term debt	(0.3)	(1.6)	(100.2)	163.6
Increase (decrease) in bank indebtness	3.2	(1.6)	8.0	2.7
Issuance of units, net	0.1	1.9	99.5	10.9
Repurchase of capital stock	-	-	-	(377.1)
Payments under the Arrangement	-	-	-	(75.3)
Other financing activities, net	(0.4)	(0.5)	(0.2)	(1.8)

Financing activities, before distributions	2.6	(1.8)	7.1	(277.0)

Distributions declared	(53.9)	(46.9)	(149.9)	(163.4)
Increase (decrease in distributions payable	4.9	(22.9)	7.0	46.8

Financing activities related to distributions	(49.0)	(69.8)	(142.9)	(116.6)

Cash used in financing activities	(46.4)	(71.6)	(135.8)	(393.6)

Increase (decrease) in cash and equivalents	13.6	(18.9)	(4.8)	40.0

Cash and cash equivalents
- beginning of period	38.5	65.9	56.9	7.0

Cash and cash equivalents - end of period	$52.1	$47.0	$52.1	$47.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 16 -	2004 Third Quarter Report

CONSOLIDATED BALANCE SHEETS
(unaudited)
	September 30	December 31
(millions of Canadian dollars)	2004	2003

Assets

Current assets
Cash and cash equivalents	$52.1	$56.9
Accounts receivable	84.4	79.0
Inventory	120.7	130.3
Prepaid expenses	5.3	2.9

	262.5	269.1

Capital assets	621.2	661.1

Goodwill	44.4	46.7

Other assets	17.1	20.1

	$945.2	$997.0

Liabilities

Current liabilities
Bank indebtedness	$11.9	$4.4
Accounts payable and accrued liabilities	105.1	91.3
Income taxes payable	13.0	7.0
Distribution payable	53.9	46.9
Current portion of long-term debt	53.3	3.3

	237.2	152.9

Long-term debt (note 6)	154.8	306.6

Other long-term liabilities (note 7)	80.4	74.8

Future income taxes	209.2	211.9

Commitments and contingencies (note 10)

	681.6	746.2

Unitholders' equity

Trust units (note 8)	356.8	257.3
Accumulated earnings	255.0	190.4
Accumulated cash distributions (note 5)	(360.2)	(210.3)
Foreign currency translation adjustments	12.0	13.4

	263.6	250.8

	$945.2	$997.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was formed as part of the Plan of Arrangement effective February 28, 2003 (the Arrangement), as described in note 4.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal) by combining the metallurgical coal mining operations and assets formerly owned by Fording Inc. (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver) The Trust's interest in Elk Valley Coal is described in detail in note 4.

The Arrangement has been accounted for as a continuity of interests whereby these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost. These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the conversion into an income trust, and the resulting change in assets, certain information included in the consolidated financial statements for periods prior to February 28, 2003 may not be directly comparable to information subsequent to that date.

The Trust has two operating segments. The metallurgical coal operations, which are operated through Elk Valley Coal since February 28, 2003, mine and process metallurgical coal from six mines located in British Columbia and Alberta, Canada. The industrial minerals segment mines and processes wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico. The Trust's reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust's Annual Report for 2003 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining our financial results is contained in Management's Discussion and Analysis in our 2003 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust's annual financial statements for 2003, except as follows:

Asset retirement obligations

Effective January 1, 2004, the Trust adopted the new standard for asset retirement obligations described in CICA Handbook Section 3110 and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Fording Canadian Coal Trust	- 18 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

Previously, the Trust accrued for reclamation costs expected to be incurred at the completion of mining activities based on known or estimated costs on an undiscounted unit of production basis. Under the new standard, the Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life.

As a result of this new standard, in the first quarter of 2003, capital assets increased $42 million, goodwill decreased $5 million, other long-term liabilities increased $12 million, future income taxes increased $16 million and accumulated earnings increased $9 million. Non-cash expenses in the first quarter of 2003 increased $0.3 million and the gain on the sale of the interest in Elk Valley Coal was reduced by $1.3 million.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", is effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles. Two accounting practices have been changed to correspond to guidance consistent with the primary sources of generally accepted accounting principles.

In prior periods, revenue for certain sales transactions was reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions. In accordance with the new accounting standards, revenue is now reported at the gross level for all sales. Commissions are included in selling, general and administration costs and transportation and other costs are included in that caption on the consolidated statement of income. Our revenues continue to be shown net of such items as trade or volume discounts, the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted for the current period.

In prior periods, depreciation, depletion and amortization of mine assets was classified as a period cost. Under the new standard, these costs are included in the carrying value of inventory. The transitional provisions of this standard require prospective application of changes in accounting policies arising from the adoption of the standard. Effective January 1, 2004, product inventories increased $10.8 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

3.  OTHER, NET

Fording Canadian Coal Trust	- 19 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

4.  GAIN (LOSS) ON CORPORATE REORGANIZATION

The Trust and Elk Valley Coal were established as part of the Arrangement effective February 28, 2003 that involved the combination of the metallurgical coal assets held by Old Fording, Teck Cominco and the Luscar/CONSOL joint ventures into Elk Valley Coal. In addition, Fording Inc. sold its Prairie assets to an entity owned by Ontario Teachers' Pension Plan and Sherritt International Corporation.

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Corporate reorganization
Reduction of interest in Elk Valley Coal	$-	$-	$(37.5)	$-
Gain on sale of interest in Elk Valley Coal	-	-	-	70.7
Reorganization costs related to the Arrangement	-	-	-	(22.0)

	$-	$-	$(37.5)	$48.7

Discontinued operations
Gain on sale of Prairie assets, net
of taxes of $56.3 million	$-	$-	$-	$76.0
Segment earnings prior to disposal, net
of taxes of $1.4 million	-	-	-	2.7

	$-	$-	$-	$78.7

Reduction of interest in Elk Valley Coal - April 2004

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco's interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco's interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust's distribution entitlement was reduced to 62% effective April 1, 2004, and will be reduced to 61% on April 1, 2005, and 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco's entitlements will increase correspondingly over the same period.

A $37.5 million non-cash charge to earnings, reflecting the entire 5% reduction in the Trust's interest in Elk Valley Coal was recorded in the second quarter of 2004. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the next two years.

Results of operations commencing with the second quarter of 2004 reflect the Trust's 60% interest in Elk Valley Coal, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

Fording Canadian Coal Trust	- 20 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

Gain on sale of interest in Elk Valley Coal - February 2003

Fording Inc. contributed its metallurgical coal assets, which included Old Fording's interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in Elk Valley Coal and $125.0 million as part of the Arrangement. This transaction resulted in a $70.7 million gain to the Trust, including the impact of applying the accounting standard for asset retirement obligations.

Discontinued operations - February 2003

The Prairie assets of Old Fording were sold as part of the Arrangement for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. These assets have been classified as discontinued operations. The income from these operations for the first quarter of 2003 prior to the sale was $4.1 million, before taxes of $1.4 million.

5.  DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors, our changing interest in Elk Valley Coal and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented below may not be comparable to similarly named measures presented by other trusts. The per-unit amounts of cash paid or declared to be paid to unitholders reflect the actual amounts based on the number of units outstanding on the record dates for the payments, which differs from the weighted average number of units used to calculate earnings per unit.

			Nine months	February 28
	Three months ended		ended	2003 to
	September 30		September 30	September 30
(millions of Canadian dollars)	2004	2003	2004	2003*

Cash Available for Distribution

Cash flows from operating activities	$81.9	$56.0	$167.6	$158.9
Add (deduct): $
Decrease in non-cash working capital	(27.2)	(17.9)	(35.0)	(73.4)
Sustaining capital expenditures, net	(4.6)	(2.9)	(14.2)	(5.8)
Capital lease payments	$-	(0.4)	(0.6)	(0.9)
Other	0.7	(0.1)	2.6	(0.9)
Cash reserve	-	-	-	-

Cash available for distribution	$50.8	$34.7	$120.4	$77.9

* The period from the formation of the Trust to September 30, 2003.

Fording Canadian Coal Trust	- 21 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

Cash distributions to unitholders were $1.10 per unit for the third quarter of 2004 and $3.10 per unit for the year-to-date. The year-to-date distributions for 2003 totalled $3.49 per unit, which included a special payment of $70 million ($1.50 per unit) pursuant to the Arrangement. In addition, the draw down of product inventory contributed $15.5 million ($0.33 per unit) to the distribution paid in the third quarter of 2003.

			Nine months	February 28
	Three months ended		ended	2003 to
	September 30		September 30	September 30
(millions of Canadian dollars)	2004	2003	2004	2003*

Accumulated Distributions to Unitholders

Opening accumulated cash distributions	$306.3	$116.5	$210.3	$-
Distributions declared and payable	53.9	46.9	149.9	163.4

Closing accumulated cash distributions	$360.2	$163.4	$360.2	$163.4

* The period from the formation of the Trust to September 30, 2003.

Distributable cash for 2003 was for the period from the formation of the Trust on February 28, 2003 to March 31, 2003.

6.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	September 30	December 31
(millions of Canadian dollars)	2004	2003

Long-term debt
Bank debt
Term variable rate bank loans with interest
rates varying from 5.4% to 6.0%	$201.0	$300.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	5.6	7.1
Capital lease obligations expiring in
2004 and 2005 with interest rates
varying from 5.0% to 7.1%	1.5	2.8

	208.1	309.9

Less current portion	(53.3)	(3.3)

	$154.8	$306.6

The $201.0 million bank debt requires $51.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006.

Fording Canadian Coal Trust	- 22 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

	September 30	December 31
(millions of Canadian dollars)	2004	2003

Other use of bank facilities
Issued and outstanding letters of credit
and guarantee:
Fording Inc.	$0.1	$27.5
Elk Valley Coal (2004: 60% of $71.2 million)	42.7	20.5

	$42.8	$48.0

Unused lines of credit, revolving
Fording Inc.	$119.9	$92.5
Elk Valley Coal (2004: 60% of $48.8 million)	29.3	57.5

	$149.2	$150.0

Fording Inc.'s bank credit facilities are supported by an unsecured guarantee by Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal (other than Fording Inc.), a general security agreement over the assets of Fording Inc. including its interest in Elk Valley Coal, and unsecured guarantees given by Fording Inc.'s industrial minerals subsidiaries, Nyco Minerals, Inc. and 627066 Alberta Ltd.

Neptune Terminals guarantee

Elk Valley Coal's proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $18.7 million at the end of the quarter. The Trust's share of this guarantee was $11.2 million.

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Elk Valley Coal. The following table summarizes the Trust's outstanding hedged positions at September 30, 2004.

	Amount Hedged (millions of U.S.$)
	Elk Valley Coal		Fording	Trust's	Average Exchange Rates
Year	100%	60%	Inc.	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2004	$108	$65	$104	$169	1.45	0.69
2005	355	213	81	294	1.48	0.68
2006	95	57	8	65	1.58	0.63
2007	-	-	16	16	1.46	0.69

	$558	$335	$209	$544

At September 30, 2004, the Trust's portion of unrealized gains on foreign exchange forward contracts was $114 million based on the U.S./Canadian dollar exchange rate of U.S.$0.79. The Trust's realized gain on foreign exchange included in revenues in the third quarter of 2004 was $19.6 million (2003 - $15.3 million) and for the year-to-date was $46.0 million (2003 - $22.9 million).

Fording Canadian Coal Trust	- 23 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

7.  OTHER LONG-TERM LIABILITIES

	September 30	December 31
(millions of Canadian dollars)	2004	2003

Asset retirement obligations	$65.8	$58.0
Pension and other post-retirement benefits	13.0	15.0
Other, net	1.6	1.8

	$80.4	$74.8

Asset retirement obligations

Asset retirement obligations and costs are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $129 million, which using a 6.8% rate results in a discounted obligation of $65.8 million at September 30, 2004.

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the third quarter of 2004 was $3.4 million and $7.7 million year-to-date (2003 - $2.2 million and $6.8 million, respectively).

8.  TRUST UNITS

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Fording Canadian Coal Trust	- 24 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

Units issued and outstanding

	Three months ended		Nine months ended
	September 30, 2004		September 30
(in millions of units and Canadian dollars)	Units	Amount	2004	2003

Balance, beginning of period	49.0	$356.7	46.9	$257.3

Issued on exercise of options	-	0.1	0.1	0.5
Issued pursuant to a units offering	-	-	2.0	99.0

Balance, end of period	49.0	$356.8	49.0	$356.8

Units offering

In the second quarter of 2004, the Trust issued 2.0 million units from treasury at $52.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of the long-term bank debt described in note 6.

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on a basic and fully diluted basis is summarized in the following table:

Three months ended			Nine months ended
September 30			September 30
(in millions)	2004	2003	2004	2003

Basic	49.0	46.8	48.3	47.4
Fully diluted	49.0	46.9	48.3	47.4

9.  UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements outstanding, including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. These plans resulted in compensation expense of $0.6 million in the third quarter of 2004 (2003 - $0.3 million) and $1.5 million for the year-to-date (2003 - $0.7 million).

Exchange Option Plan

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan.  The Trust has not granted any options since its formation. At September 30, 2004, there were approximately 55,000 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $14.53 per unit and the remaining weighted average contractual life is 4.8 years.

Employee Unit Purchase Plan

The total number of units purchased on behalf of the employees, including the employer's contributions, was 7,037 units (2003 - 16,019) for the quarter and 25,937 units (2003 - 38,320) for the year-to-date. This resulted in a charge to earnings for the quarter of $0.1 million (2003 - $0.1 million) and $0.2 million (2003 - $0.2 million) year-to-date.

Fording Canadian Coal Trust	- 25 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

Unit Equivalent Plan

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date; and are subsequently recorded at fair market value. The charge to income for this plan in the third quarter and year-to-date was $0.5 million and $1.2 million respectively (2003 - $0.2 million and $0.6 million).

10.  COMMITMENTS AND CONTINGENCIES

Other than noted below there are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust's Annual Report for 2003.

Westbound rail rates

Elk Valley Coal is in a contract dispute with Canadian Pacific Railway (CPR), its primary rail service provider, over the freight rates relating to the shipment of coal from our Elk Valley mines to the ports in Vancouver. In July, CPR filed a statement of claim against Elk Valley Coal in the Alberta courts relating to the dispute and claiming damages of $14 million to June 30, 2004. In October, Elk Valley Coal submitted the matter of the rates charged to the Elkview mine by CPR to the Canadian Transportation Agency for final offer arbitration. CPR opposes final offer arbitration claiming the disputed contract governs rail rates charged to the Elkview mine.

The dispute has not and is not expected to adversely affect the shipment of coal from the mines. We continue to accrue a provision in an amount sufficient to mitigate the estimated negative impact to financial results that would occur from an unfavourable decision in the contract dispute.

Cardinal River Operations

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at Elk Valley Coal's Cardinal River operations. However, a group of environmental organizations have applied to the Federal Court seeking a further environmental assessment of the Cheviot project, which is expected to be heard in early 2005.  In addition, two individuals are appealing approvals issued by Alberta Environment in connection with the project.

The Trust continues to monitor progress on these legal issues, and believes that the potential outcomes from these proceedings do not represent a material risk to the ongoing mining at the Cardinal River operations. However, negative decisions related to these legal issues could impact future operations at Cardinal River.

Change in control agreements

At September 30, 2004, the Trust's share of the remaining contingent liability, which is dependent on the achievement of certain future financial results, related to change in control agreements with certain current and former members of senior management ranges between $3 million and $7 million.

Fording Canadian Coal Trust	- 26 -	2004 Third Quarter Report

Notes to Consolidated Financial Statements
(unaudited)	October 25, 2004

11.  SEGMENT INFORMATION

Three months ended			Nine months ended
September 30			September 30
(millions of Canadian dollars)	2004	2003	2004	2003

Metallurgical Coal
Revenues	$276.3	$247.6	$804.3	$696.0
Cost of products sold	(108.7)	(100.8)	(319.3)	(298.0)
Transportation and other	(99.7)	(95.9)	(316.4)	(262.9)
Selling, general and administration	(3.0)	(3.8)	(13.7)	(9.5)
Depreciation and depletion	(12.9)	(11.9)	(40.6)	(37.4)

Income from operations	52.0	35.2	114.3	88.2
Interest expense			-	-
Interest expense	(0.2)	(0.8)	(0.9)	(1.7)
Other income (expense)	(0.2)	0.6	11.2	2.2
Income taxes (expense) recovery	(5.0)	(4.5)	(10.7)	3.2

Income before discontinued operations	46.6	30.5	113.9	91.9

Industrial Minerals
Revenues	11.4	11.2	37.9	36.7
Cost of products sold	(6.0)	(6.9)	(19.6)	(20.1)
Transportation and other	(1.6)	(1.5)	(5.1)	(4.8)
Selling, general and administration	(1.4)	(1.5)	(3.8)	(4.6)
Depreciation and depletion	(1.4)	(1.4)	(4.0)	(4.4)

Income (loss) from operations	1.0	(0.1)	5.4	2.8
Interest expense	-	(0.1)	(0.1)	(0.3)
Other income (expense)	-	-	0.5	-
Income taxes	(1.6)	(0.3)	(3.7)	(1.8)

Income (loss) before discontinued operations	(0.6)	(0.5)	2.1	0.7

Corporate
Selling, general and administration	(1.4)	(1.5)	(4.5)	(3.2)
Depreciation and depletion	(0.7)	(0.7)	(2.0)	(1.9)

Loss from operations	(2.1)	(2.2)	(6.5)	(5.1)

Interest expense	(2.7)	(3.9)	(9.4)	(9.1)
Other income (expense)	0.1	(0.3)	2.0	4.5
Corporate reorganization	-	0.0	(37.5)	48.7
Income taxes			-	-

Income (loss) before discontinued operations	(4.7)	(6.4)	(51.4)	39.0

Consolidated
Revenues	287.7	258.8	842.2	732.7
Cost of products sold	(114.7)	(107.7)	(338.9)	(318.1)
Transportation and other	(101.3)	(97.4)	(321.5)	(267.7)
Selling, general and administration	(5.8)	(6.8)	(22.0)	(17.3)
Depreciation and depletion	(15.0)	(14.0)	(46.6)	(43.7)

Income from operations	50.9	32.9	113.2	85.9
Interest expense	(2.9)	(4.8)	(10.4)	(11.1)
Other income (expense)	(0.1)	0.3	13.7	6.7
Corporate reorganization	-	-	(37.5)	48.7
Income taxes	(6.6)	(4.8)	(14.4)	1.4

Income before discontinued operations	$41.3	23.6	$64.6	$131.6

Fording Canadian Coal Trust	- 27 -	2004 Third Quarter Report